UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Foundation Medicine, Inc.

File No. 333-190226 - CF#29984

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Foundation Medicine, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to an amended Form S-1 registration statement filed on August 2, 2013, as further amended on August 16, 2013 August 27, 2013 and September 12, 2013.

Based on representations by Foundation Medicine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through July 25, 2018
Exhibit 10.14	through May 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary